Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.:  001-39760

Date: March 16, 2021

eToro, the world’s leading social investment network, to become publicly traded through business combination with FinTech
Acquisition Corp. V

●	Company expected to have an estimated implied equity value of approximately $10.4 billion
●	Global multi-asset investment platform capitalizing on secular trends: rise of digital wealth platforms, growing retail participation, and mainstream crypto adoption
●	In 2020, eToro added over 5 million new registered users and generated gross revenues of $605 million
●	Added over 1.2 million new registered users and executed more than 75 million trades in January 2021 alone
●

Transaction includes commitments for a $650 million common share private placement from leading investors including ION Investment Group, Softbank Vision Fund 2, Third Point LLC, Fidelity Management & Research Company LLC, and Wellington Management.

●	Investor call scheduled for March 16, 2021 at 8:00 AM Eastern

NEW YORK, NY, March 16, 2021 – eToro Group Ltd. (“eToro” or the “Company”), a multi-asset investment platform that empowers people to grow their knowledge and wealth as part of a global community of successful investors, and FinTech Acquisition Corp. V (NASDAQ: FTCV) (“FinTech V”), a publicly-traded special purpose acquisition company, announced today that they have entered into a definitive business combination agreement. Upon closing of the transaction, the combined company will operate as eToro Group Ltd. and is expected to be listed on NASDAQ.

eToro was founded in 2007 with the vision of opening up capital markets. The social investment network offers users a choice of which assets to invest in from commission-free fractional equities to cryptoassets, and a choice of how to invest. Users can trade directly themselves, invest in a smart portfolio, or replicate the investment strategy of successful investors on the platform at no extra cost with the simple click of a button.

In 2020, eToro added over 5 million new registered users and generated gross revenues of $605 million, representing year-over-year growth of 147%. Momentum is accelerating in 2021 as a new generation of investors discover the global markets. In 2019, monthly registrations averaged 192,000. In 2020, that grew to 440,000, and in January 2021 alone eToro added more than 1.2 million new registered users to the social network. In 2019, eToro executed 8 million trades per month on average. That number grew to 27 million in 2020, and in January 2021 alone eToro saw more than 75 million trades executed on the eToro platform.

eToro currently has over 20 million registered users and its social community is rapidly expanding due to the vast, and growing, total addressable market which is supported by secular trends such as the growth of digital wealth platforms and the rise in retail participation. eToro was also one of the first regulated platforms to offer cryptoassets and is well-positioned to benefit from mainstream crypto adoption.

“We founded eToro with the vision of opening the global market for everyone to trade and invest in a simple and transparent way. Today, eToro is the world's leading social investment network. Our users come to eToro to invest, but also to communicate with each other; to see, follow, and automatically copy successful investors from all around the world,” stated Yoni Assia, Chief Executive Officer of eToro. “We created a new category of wealth management – social investing – and we are dominating the market as evidenced by our rapid expansion.”

Betsy Cohen, Chairman of the Board of Directors of FinTech V, said, “As a pioneer in the evolution of SPACs, Fintech Masala, our sponsor platform, seeks out companies with outsized growth, effective controls and excellent management teams. eToro meets all three of these criteria. In the last few years, eToro has solidified its position as the leading online social trading platform outside the U.S., outlined its plans for the U.S. market, and diversified its income streams. It is now at an inflection point of growth, and we believe eToro is exceptionally positioned to capitalize on this opportunity.”

Yoni Assia, Chief Executive Officer of eToro continued, “Today marks a momentous milestone for eToro as we embark on our journey to become a publicly traded company with Betsy Cohen and the team at FinTech V. I want to express my gratitude for the passion, hard work, drive and determination of all of the eToro team members over the past 14 years who have helped make this a reality.”

eToro highlights:

●	The world’s leading social investment network with more than 20 million registered users from over 100 countries.
●	A truly global multi-asset platform supporting investments in equities, ETFs, commodities, currencies, cryptoassets and smart portfolios.
●	A global platform regulated in the U.K., Europe, Australia, the U.S. and Gibraltar.
●	In 2019 launched crypto and social trading in the U.S.; received approval from FINRA for a broker dealer license, with plans to launch stocks in the U.S. in the second half of 2021.
●	Large and growing market opportunity with secular tailwinds, including the rise of retail investor engagement with capital markets and accelerated digital transformation.
●	Patented and scalable technology that enables users to communicate with each other and to copy the investment strategy of successful investors on the platform.
●	Multichannel marketing strategy with high return on investment.
●	Expert management team from multiple disciplines across online brokerage, technology, marketing and data sciences, with former regulators as senior advisors.
●	Financial forecasts reflect the diversification and growth potential of the existing platform combined with efficient marketing and operating leverage.

Business combination highlights

The Company is expected to have an estimated implied equity value of approximately $10.4 billion at closing, reflecting an implied enterprise value for eToro of approximately $9.6 billion. The transaction includes $250 million in gross proceeds from FinTech V’s cash in trust (assuming no redemptions) and $650 million in gross proceeds from a fully committed private placement in public equity (“PIPE”) at $10.00 per share from various strategic and institutional investors, including ION Investment Group, Softbank Vision Fund 2, Third Point LLC, Fidelity Management & Research Company LLC, and Wellington Management, that will close concurrently with the business combination. The Company is expected to have approximately $800 million net cash on its balance sheet to support future growth.

Existing eToro equity holders, including current investors and employees of the firm, will remain the largest investors in the combined company retaining approximately 91% ownership immediately following the business combination (assuming no redemptions by FinTech V’s stockholders).

The business combination, which has been unanimously approved by the boards of directors of both eToro and Fintech V, is targeted to close in the third quarter of 2021, subject to stockholder approvals and other customary closing conditions.

Additional information about the business combination, including a copy of the definitive agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Fintech V with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

Goldman Sachs & Co. LLC is serving as financial advisor to eToro and Citi is serving as financial advisor to FinTech V in connection with the business combination. Skadden, Arps, Slate, Meagher & Flom LLP and Meitar | Law Offices are serving as legal advisors to eToro. Morgan, Lewis & Bockius LLP and Gornitzky & Co. are serving as legal advisors to FinTech V. Citi, Cantor Fitzgerald & Co. and Northland Capital Markets are serving as capital markets advisors to FinTech V. Goldman Sachs & Co. LLC and Citi are serving as co-placement agents on the PIPE. Davis Polk & Wardwell LLP are serving as legal advisors to the placement agents on the PIPE.

Investor webcast and call details

Tuesday, March 16, 2021

8:00 am ET

A conference call will also be available in the Investor Relations section of the Company’s website at https://www.etoro.com/about/investors/. To listen to the broadcast, go to the site at least 15 minutes prior to the scheduled start time in order to register and install any necessary audio software. A webcast replay of the call will also be available for one year on the Company’s website.

Participant dial-in:

United States Toll/International: 1-201-689-8471
United States Toll-Free: 1-877-407-4018

A telephone replay will be available Tuesday, March 16, 2021, 11:00 am ET through Tuesday March 30, 2021, 11:59 PM ET and can be accessed by dialing:

United States Toll/International: 1-412-317-6671

United States Toll-Free: 1-844-512-2921

Event ID: 13717439

Contacts

Investor Relations

investors@etoro.com

Public Relations

PR@etoro.com

About eToro

eToro is a multi-asset investment platform that empowers people to grow their knowledge and wealth as part of a global community of successful investors. eToro was founded in 2007 with the vision of opening up the global markets so that everyone can trade and invest in a simple and transparent way. Today, eToro is a global community of more than 20 million registered users who share their investment strategies; and anyone can follow the approaches of those who have been the most successful. Due to the simplicity of the platform users can easily buy, hold and sell assets, monitor their portfolio in real time, and transact whenever they want. https://www.etoro.com/

About FinTech Acquisition Corp. V

FinTech Acquisition Corp. V is a special purpose acquisition company led by Betsy Z. Cohen as Chairman of the Board, Daniel G. Cohen, as Chief Executive Officer and James J. McEntee, III as President formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, with a focus on the financial technology industry. The company raised $250,000,000 in its initial public offering in December 2020 and is listed on the NASDAQ under the symbol “FTCV”.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech V and eToro. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, are based on various assumptions, whether or not identified in this press release, and on the current expectations of eToro’s and FinTech V’s management, are not predictions of actual performance, and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the inability to complete the PIPE investment; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V’s public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro’s business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which the eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to maintain the listing of eToro’s securities on the Nasdaq Capital Market; the price of eToro’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of FinTech V’s registration statement on Form S-1 (File No. 333-249646) (the “Form S-1”), eToro’s registration statement on Form F-4 (when available) and other documents if and when filed by eToro or FinTech V from time to time with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro’s and FinTech V’s expectations, plans or forecasts of future events and views as of the date of this press release. eToro and FinTech V anticipate that subsequent events and developments will cause eToro’s and FinTech V’s assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

Any financial information or projections in this press release are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond eToro’s and FinTech V’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that eToro or FinTech V, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

The financial information included in this press release has been taken from or prepared based on eToro’s historical financial statements. eToro’s historical financial statements have been audited by Ernst & Young in accordance with generally accepted auditing standards in Israel and prepared in conformity with International Financial Reporting Standards. eToro’s historical financial statements have not been audited in accordance with the Public Company Oversight Board (“PCAOB”) standards or prepared in accordance with Regulation S-X promulgated under the Securities Act of 1933, as amended. eToro cannot assure you that, had the historical financial information included in this press release been compliant with Regulation S-X and audited in accordance with PCAOB standards, there would not be differences, and such differences could be material. An audit of eToro’s financial statements in accordance with PCAOB standards is currently in process and will be included in the proxy statement/prospectus with respect to the business combination. Accordingly, there may be material differences between the presentation of eToro’s historical financial statements included in this press release and in the proxy statement/prospectus, including with respect to, among others, the method of accounting for assets held by eToro’s customers on eToro’s platforms, the method of accounting for revenue attributable to trading in asset classes and jurisdictions where we are not registered as a broker-dealer, off balance sheet items, timing of revenue recognition and asset classification.

No Offer or Solicitation

This press release is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Business Combination and Where to Find It

eToro intends to file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement to be distributed to FinTech V’s stockholders in connection with FinTech V’s solicitation of proxies for the vote by FinTech V’s stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination.

Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V’s stockholders, eToro’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V’s final prospectus filed with the SEC on December 7, 2020 or eToro’s Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V’s stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

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